SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                   Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________

Disclosure Regarding Changes With Respect To An Affiliated Company
     SK Telecom USA Holdings, Inc. (“SK Telecom USA Holdings”), a wholly-owned subsidiary of SK Telecom Co., Ltd. (“SK Telecom”), has been dissolved as of December 5, 2008. Details regarding the dissolution of SK Telecom USA Holdings are set out below:

1.	Subject	Removal of an affiliated company
2.	Facts Regarding	Name	SK Telecom US Holdings, Inc.
	Affiliated Company	Chief Executive Officer	Jin Woo Seo
		Material Financial Data (in Korean Won)	Total Assets: 70,330,276,399	Net Assets: 70,319,860,945
			Total Liabilities: 10,415,454	Total paid-in capital: 327,867,640,383
		Major Business	Investment in the telecommunications industry of the United States
3.	Affiliated Company Group	SK
4.	Reason for Change	Dissolution
5.	Number of Affiliated Companies	Before Change	268
		After Change	267
6.	Date of Change	December 5, 2008
7.	Date of Confirmation of Change	December 16, 2008
8.	Other information
(1)	SK Telecom USA Holdings is a subsidiary of SK Telecom.

(2)	The “Material Financial Data” in “2. Facts Regarding Affiliated Company” is as of December 31, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President

Date: December 18, 2008